SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended March 31, 1998


                               GENTIA SOFTWARE PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F     X                      Form 40-F
                  -----------                           -----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                   No      X
             -----------          -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82- N.A.

                               Page 1 of 14 Pages

                        Exhibit Index Appears on Page 11

                               GENTIA SOFTWARE PLC
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
Financial Information:

Condensed Consolidated Balance Sheets as of March 31, 1998 (Unaudited)
and December 31, 1997 (Unaudited)                                             3

Condensed Consolidated Statements of Income for the three months
ended March 31, 1998 and 1997 (Unaudited)                                     4

Condensed Consolidated Statements of Cash Flows for the three months
ended March 31, 1998 and 1997 (Unaudited)                                     5

Notes to Condensed Consolidated Financial Statements (Unaudited)              6

Management's Discussion and Analysis of Financial Condition and Results
of Operations                                                                 7

Exhibit Index                                                                10
Exhibit A. First Quarter Press Release                                       11

                               GENTIA SOFTWARE PLC
                      Condensed Consolidated Balance Sheets

                                                                           March 31,      December 31,
                                                                             1998              1997
                                                                           -----------    ------------
                                                                           (unaudited)      (unaudited)
                                                                                  (in thousands)

                                                                                  US$              US$
Assets
    Current assets:
       Cash and cash equivalents ..............................               $18,052          $20,332
       Accounts receivable, net of allowance $1,729
       (Dec 31, 1997 - $1,819) ................................                 9,382            7,758
       Prepaid expenses and other current assets ..............                 1,490            1,921
       Deferred taxes .........................................                   265              285
                                                                              -------          -------
Total current assets ..........................................                29,189           30,296

    Property and equipment, net ...............................                 2,264            2,037
    Goodwill on acquisition, net of amortization of $596
    (Dec 31, 1997 - $494) .....................................                 3,520            3,602
    Deferred taxes ............................................                   459              459
                                                                              -------          -------
Total assets ..................................................               $35,432          $36,394
                                                                              =======          =======


Liabilities and shareholders' equity

    Current liabilities:
       Current portion of lease obligations ..................                $    92          $   105
       Accounts payable ......................................                  2,470            1,743
       Accrued liabilities ...................................                  1,241            1,337
       Deferred revenues .....................................                  4,449            3,630
       UK valued added tax ...................................                    171              227
       Other accounts payable ................................                  1,275            1,110
                                                                              -------          -------
Total current liabilities ....................................                  9,698            8,152

    Non current liabilities:
       Deferred taxation .....................................                    274              274
       Long-term portion of lease obligations ................                     99              109
                                                                              -------          -------
Total liabilities                                                              10,071            8,535

    Shareholders' equity:
       Ordinary shares .......................................                  2,318            2,300
       Additional paid-in capital ............................                 27,578           27,406
       Retained earnings .....................................                 (3,868)          (1,236)
       Cumulative translation adjustment .....................                   (667)            (611)
                                                                              -------          -------
Total shareholders' equity ...................................                 25,361           27,859
                                                                              -------          -------
Total liabilities and shareholders' equity ...................                $35,432          $36,394
                                                                              =======          =======

                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)

                                                          Three months ended
                                                 -----------------------------------------
                                                        March 31,      March 31,
                                                          1998            1997
                                                 -----------------     ------------------
                                                  (in thousands, except per share amounts)

                                                             US$           US$
Revenues:
     License ........................................     $2,878        $ 3,956
     Services and other .............................      3,039          3,045
                                                          ------        -------
                                                           5,917          7,001
                                                          ------        -------
Cost of revenues:
     License ........................................         75            167
     Services and other .............................      1,782          1,515
                                                          ------        -------
                                                           1,857          1,682
                                                          ------        -------
Gross profit ........................................      4,060          5,319

Operating expenses:
     Sales and marketing ............................      4,115          3,114
     Research and development .......................      1,639          1,215
     General and administrative .....................      1,082          1,117
     Goodwill amortization ..........................        102             88
                                                          ------        -------
                     Total operating expenses .......      6,938          5,534
                                                          ------        -------

Loss from operations ................................     (2,878)          (215)
Other income ........................................        246            303
                                                          ------        -------
Income before provision for taxes ...................     (2,632)            88
     Provision for income taxes .....................         --             29
                                                          ------        -------
Net (loss)income ....................................     (2,632)       $    59
                                                          ======        =======

Basic (loss)income per share ........................     $(0.27)       $  0.01
Diluted (loss) income per share .....................     $(0.27)       $  0.01

Shares used to compute basic EPS ....................      9,637          9,004
Shares used to compute diluted EPS ..................      9,637         11,186

                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                  Three months ended
                                                                            ----------------------------
                                                                              March 31,        March 31,
                                                                                1998             1997
                                                                            -----------        ---------
                                                                                    (in thousands)
                                                                                 US$              US$
Cash flows from operating activities

     Net (loss)income .................................................     $(2,632)             $ 59

     Adjustments to reconcile net (loss)income to net cash
     (used in) provided by operating activities:
        Depreciation ..................................................         241               197
        Goodwill amortization .........................................         102                88
        Changes in operating assets and liabilities:
          Accounts receivable .........................................      (1,534)             (323)
          Provision for bad debts .....................................         (90)              (24)
          Prepaid expenses and other receivables ......................         431               (93)
          Accounts payable ............................................         727              (904)
          Accrued liabilities and other expenses ......................          33              (833)
          Deferred revenues ...........................................         819               210
                                                                            -------            ------
Net cash (used in) operating activities ...............................      (1,903)           (1,623)
                                                                            -------            ------

Cash flows from investing activities:

        Costs of acquisition ..........................................         (20)                -
        Purchases of assets ...........................................        (468)             (425)
                                                                            -------            ------
Net cash used in investing activities .................................        (488)             (425)
                                                                            -------            ------
Cash flows from financing activities:
        Net proceeds on shares issued .................................         190               124
        (Repayment) of capital lease obligations ......................         (23)              (22)
                                                                            -------            ------
Net cash provided by financing activities .............................         167               102
                                                                            -------            ------
     Effect of exchange rate changes on cash ..........................         (56)              (75)
                                                                            -------           -------
     Net (decrease)increase in cash ...................................      (2,280)           (2,021)

     Cash at beginning of period ......................................      20,332            25,228
                                                                            -------           -------
     Cash at end of period ............................................     $18,052           $23,207
                                                                            =======           =======

                             See accompanying notes

                               GENTIA SOFTWARE PLC
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
--------
Gentia Software plc (the "Company") is incorporated in England and Wales. The Company is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategic management and predicive decision making solutions.

Basis of Presentation
---------------------
The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

Interim Financial Information
-----------------------------
The financial information at March 31, 1998 and for the three months ended March 31, 1998, and 1997 is unaudited but includes all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three month period ended March 31, 1998 are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 1997. In accordance with SOP 98-1, the Company has capitalized computer software obtained for internal use.

Principles of Consolidation
---------------------------
The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Exchange
----------------
The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

Per Share Information
---------------------
Net income per share information is computed based on the weighted average number of shares outstanding, as described in FAS 128.

2 LITIGATION

The Company is involved in one legal action relating to patent issues in the United States. While the outcome of this matter is currently not determinable, the Company is vigorously pursuing its defence and is confident that it will prevail in the litigation.

                               GENTIA SOFTWARE PLC

         Management's Discussion and Analysis of Financial Condition and
                Results of Operations for the three months ended
                            March 31, 1998 and 1997

Three months ended March 31, 1998 and 1997.
-------------------------------------------

Revenues
--------

Revenues were $5.9 million in the 3 months ended March 31, 1998, a decrease of 15.5% compared to revenues of $7.0 million for the 3 months ended March 31, 1997. License revenues were $ 2.9 million in the 3 months ended March 31, 1998, a decrease of 27.2% over license revenues of $4.0 million for the 3 months ended March 31, 1997. Services and other revenues were $3.0 million in the 3 months ended March 31, 1998 compared to $3.0 million for the 3 months ended March 31, 1997. The decrease in revenues reflected the Company'stransition from a technology led to a solutions led software provider.

Gross Profit
------------

Gross profit was $4.1 million or 68.6% for the 3 months ended March 31,1998, compared to $5.3 million or 76.0% for the 3 months ended March 31, 1997. The decrease in gross margin was due to a higher proportion of services and other revenues in the 3 months ended March 31, 1998 (March 31,1998: 51.4%; March 31, 1997: 43.5%).

Sales and Marketing
-------------------

Sales and marketing costs were $4.1 million in the 3 months ended March 31, 1998, an increase of 32.1% compared to $3.1 million in the 3 months ended March 31, 1997. The increase in expenditure reflects the Company's increased investment in its sales and marketing organization. The Company expects these expenses will continue as a result of its continued investment. The Company is also expanding its geographic coverage and will continue to do so.

Research and Development
------------------------

Research and development costs were $1.6 million in the 3 months ended March 31, 1998, an increase of 34.9% compared to $1.2 million in the 3 months ended March 31, 1997. The increase is as a result of further resources being utilised in the Company's development program especially in the development of the Balanced Scorecard application. It is the Company's intention to continue to accelerate its expenditure on research and development of new products when it considers it appropriate to do so. The Company's research and development expenditure is predominantly incurred in pounds sterling.

General and Administrative
--------------------------

General and administrative costs were $1.1 million in the 3 months ended March 31, 1998, compared to $1.1 million for the 3 months ended March 31, 1997.

Other Income
------------

Other income was $246,000 in the 3 months ended March 31, 1998 compared to $303,000 in the 3 months ended March 31,1997. Other income was primarily interest income earned on bank deposits.

Liquidity and Capital Resources
-------------------------------

At March 31, 1998, the Company had cash and cash equivalents of $18.1 million compared to $20.3 million at December 31, 1997.

Accounts receivable at March 31, 1998 were $9.4 million, an increase of 20.9% compared to $7.8 million at December 31, 1997 reflecting amongst a number of items, significant support and maintenance billing at the quarter end as shown by the $819,000 increase in deferred revenues. In the three months ended March 31, 1998 the Company's operating activities consumed cash of $1.9 million compared to $1.6 million in the three months ended March 31, 1997.

Investing activities consumed $488,000 in the three months ended March 31, 1998 compared to $425,000 in the three months ended March 31, 1997. Investing activities primarily represent additional assets purchased.

Financing activities generated $167,000 in the three months ended March 31, 1998 compared to $102,000 in the three months ended March 31, 1997.

The Company believes that existing cash, cash equivalents and cash generated by operations will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the three months ended March 31, 1998, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                  GENTIA SOFTWARE plc


                                              By: [Signature of George Sprenkle]

                                                  George Sprenkle
                                                  Chief Financial Officer

Date:  May 11, 1998

EXHIBIT INDEX


                                                                            Page
Exhibit 99  First Quarter Press Release - (1998)                            11